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                                                                 EXHIBIT (a)(10)


                 HALLWOOD REALTY PARTNERS, L.P. ISSUES STATEMENT

DALLAS, August 19, 2003 - Hallwood Realty Partners, L.P. (AMEX: HRY) (the "Partnership") today issued the following statement:

"With regard to today's announcement by High River Limited Partnership ("High River") that it is increasing the purchase price in its Tender Offer (the "Offer") to acquire the Partnership to $120 per partnership unit, the Partnership said that the Board of Directors of Hallwood Realty, LLC (the "Board"), the general partner of the Partnership, consistent with its fiduciary duty to all unitholders of the Partnership, will review the amended Offer and make a recommendation with respect to that Offer in due course. Until the Board issues such a recommendation, the Partnership strongly urges its unitholders not to take any action with respect to the Offer, including, without limitation, tendering their units into the Offer."

The Partnership, a publicly traded Delaware limited partnership, is engaged in the acquisition, ownership and operation of commercial real estate assets.

Certain statements in this news release may constitute "forward-looking statements" which are subject to known and unknown risks and uncertainties including, among other things, certain economic conditions, competition, development factors and operating costs that may cause the actual results to differ materially from results implied by such forward-looking statements. These risks and uncertainties are described in greater detail in the Partnership's periodic filings with the SEC.

Investor contact:          Bob Marese
                           MacKenzie Partners, Inc.
                           212-929-5405

Media contact:             Roy Winnick
                           Kekst and Company
                           212-521-4842